SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                         Commission File Number: 1-14862

                                  Braskem S.A.
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                    (Exact Name as Specified in its Charter)

                                       N/A
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                 (Translation of registrant's name into English)

                 Rua Eteno, 1561, Polo Petroquimico de Camacari
                     Camacari, Bahia - CEP 42810-000 Brazil
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.   Form 20-F X    Form 40-F
                                               ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No X
                                   ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BRASKEM S.A.

Date:  February 18, 2004

                                     By: /s/ Paul Elie Altit
                                        ----------------------------------
                                        Name:  Paul Elie Altit
                                        Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibits            Description of Exhibits
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19.1                Earnings Release, dated February 12, 2004
19.2                Management Report, dated February 6, 2004
20.1 Consolidated Audited Financial Statements for the Year Ended December 31, 2003, dated February 6, 2004
20.2 Revised Consolidated Audited Financial Statements for the Year Ended December 31, 2003 (including the results of Copesul and Politeno), dated February 6, 2004
99.1                Minutes of Board of Directors' Meeting, dated February 11,
                    2004

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